UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 002-26821

A.  Full Title of Plan:  Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

B.  Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky  40210

Brown-Forman Corporation Savings Plan For Collectively Bargained Employees
Index
December 31, 2009 and 2008

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits,
December 31, 2009 and 2008	3

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009	4

Notes to Financial Statements	5-12

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2009	13

Signatures	14

Consent of Independent Registered Public Accounting Firm	15

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
500 W. Main Street
Suite 1800
Louisville, KY  40202
Telephone (502) 589-6100
Facsimile (502) 585-7875

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Brown-Forman Corporation Savings Plan
   for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2010

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Investments, at fair value	$ 8,892,476	$ 6,619,716

Employer contributions receivable	117,373	117,601

Participant contributions receivable	16,156	12,124

Net assets available for benefits at fair value	9,026,005	6,749,441

Adjustment from fair value to contract value for
interest in collective trust relating to fully
benefit-responsive investment contracts	9,145	27,434

Net assets available for benefits	$ 9,035,150	$ 6,776,875

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Contributions
Employer	$ 421,132
Participants	795,801

1,216,933

Interest income	12,145
Dividend income	102,800
Net appreciation in investments	1,796,061

Total additions	3,127,939

Deductions
Benefit payments	868,651
Administrative expenses	1,013

Total deductions	869,664

Net increase	2,258,275

Net assets available for benefits
Beginning of year	6,776,875

End of year	$ 9,035,150

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations, Early Times Distillery, and Bluegrass Cooperage Company.  An employee becomes eligible to participate in the Plan, including receipt of Company matching contributions, after the completion of twelve consecutive months of employment, provided the employee works a minimum of 1,000 hours within the twelve-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Effective January 1, 2006 and June 1, 2006, employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 1089 or 320 and 110 or 369, respectively, may contribute between 1% and 50% of their weekly compensation.  Effective January 1, 2007, employees at the Bluegrass Cooperage Company may contribute between 1% and 50% of their weekly compensation.  Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $16,500 for 2009 and $15,500 for 2008.   New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions to the Plan until they meet the eligibility requirements to participate in the Plan.

Effective January 1, 2006 and June 1, 2006, employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 1089 or 320 and 110 or 369, respectively, and who have completed one year of service shall be automatically enrolled at a 1% effective deferral of their compensation unless they elect otherwise.  Effective January 1, 2007, employees at the Bluegrass Cooperage Company who are members of Local Unions 110, 320 or 2309 and who have completed one year of service shall be automatically enrolled at a 1% effective deferral of their compensation unless they elect otherwise.

Effective January 1, 2006 and June 1, 2006, eligible participants of the Local Unions 1089 or 320 and 110 or 369, respectively, who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.   Effective January 1, 2007, eligible participants of the Bluegrass Cooperage Company Local Unions 110, 320 or 2309 who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

Effective January 1, 2006 and June 1, 2006, for employees at the Louisville Production Operations and Early Times Distillery that are members of Local Unions 1089 or 320 and 110 or 369, respectively, the Company shall contribute quarterly an amount equal to 100% of the participant’s elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation.   Effective January 1, 2007, for employees at the Bluegrass Cooperage Company that are members of Local Unions 110, 320 or 2309, the Company shall contribute quarterly an amount equal to 100% of the participant's elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation.

Each participant's account is credited with the participant's contribution on a semi-monthly basis and an allocation of (i) the Company's contribution on a quarterly basis, and (ii) plan earnings on a daily basis.  Participants that are paid weekly shall have their accounts credited with the participants’ contributions on a weekly basis.  Allocations are based on the participants' contributions and compensation as defined in the Plan.  The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $49,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund, an asset allocation fund, and a Brown-Forman Corporation Class B common stock fund.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy.  If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made.  If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and recordkeeper as described in the Plan.  In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service.  The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future Company contributions. The forfeited balances totaled $540 and $557 at December 31, 2009 and 2008, respectively. In 2009, $1,200 from forfeited non-vested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce Company contributions.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participant on the measurement date.

Registered Investment Companies:
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end based on the unadjusted quoted market value of the underlying assets.

Common Stock:
The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the unadjusted quoted closing market price, and a cash component.  The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position.

Common Collective Trust:
The Plan's interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The underlying assets primarily consist of fixed income securities or bond funds.  They are valued on the basis of the relative interest of each participating investor in the fair value of the underlying assets.  Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds).  Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.  The investment may be subject to redemption restrictions, at the trustee's discretion, to the extent it is determined such actions would disrupt management of the fund.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common collective trust.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest and fair value is the net asset value of the underlying assets of the common collective trust.  As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Money Market Fund:
The Plan's interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.  The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the "trust") and is authorized to issue a number of shares.  The trust is registered under the Investment Company Act of 1940 as an open ended management investment company.  There are no unfunded commitments with respect to this investment, however, the fund may be subject to redemption restrictions, at the trustee's discretion, to the extent that it is determined such actions would disrupt management of the fund.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis

Recent Accounting Pronouncements

In September 2006, guidance was issued that defined fair value, outlined a framework for fair measuring fair value and detailed the required disclosures about fair value measurements.  The adoption of this guidance in 2008 did not have a material impact on the statement of net assets available for benefits.  Refer to Note 7 of the Notes to Financial Statements for disclosures regarding fair value measurement.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

3.	Investments

The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments with investments that represent 5% or more of Plan net assets at one or both year ends separately identified.
	December 31,
	2009		2008
	Number of		Number of
	Shares, Units		Shares, Units
	or Principal		or Principal
	Amount	Fair Value	Amount	Fair Value

Fidelity Money Market Trust
Retirement Money Market Portfolio	387,241	$ 387,241	532,888	$ 532,888
Fidelity Managed Income Portfolio	500,923	491,778	536,021	508,587
Fidelity Growth Company Fund	40,517	2,794,880	7,586	371,421
Brown-Forman Corporation Class B Common Stock	18,075	968,293	16,001	823,909
Fidelity Diversified International Fund/K	21,628	605,162	21,253	456,729
Fidelity Equity-Income Fund/K	-	-	17,531	541,003
Massachusetts Financial Services Value Fund R4	36,662	761,476	-	-
Fidelity Magellan Fund/K	-	-	35,065	1,606,671
Other investments individually less than 5%	200,384	2,883,646	167,885	1,778,508

		$ 8,892,476		$ 6,619,716

During 2009, the Plan's investments, including gains on investments bought and sold, as well as held during the year, appreciated in value as follows:
2009

Mutual funds	$ 1,742,624
Brown-Forman Corporation Class B Common Stock	53,437

$ 1,796,061

4.        Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor.  Participant recordkeeping fees were waived by Fidelity.    In addition, other administrative services are provided by the Sponsor but not charged to the Plan.  Administrative expenses totaled $1,013 in 2009.

The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component.  The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund.  The total fund was comprised of $23,730,169 of Brown-Forman Corporation Class B Common Stock and a $447,154 cash component as of December 31, 2009.  During 2009, purchases and sales of 262,115 and 273,782 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values.  Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.  A description of the valuation methodologies used for assets measured at fair value is included in Note 2.  Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 — Unadjusted quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in the Class B common stock of Brown-Forman Corporation as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

Level 3 — Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets.

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009:
	Fair Value Measurements at December 31, 2009

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 4,020,022	$ 4,020,022	$ -	$ -
Mid cap	504,942	504,942	-	-
Small cap	78,533	78,533	-	-
International	621,170	621,170	-	-
Blended fund	1,425,125	1,425,125	-	-
Income	377,126	377,126	-	-
Total mutual funds	7,026,918	-	-	-

Brown-Forman Corporation Class B common stock	968,293	968,293	-	-
Money market fund	405,487	-	405,487	-
Common collective trust fund	491,778	-	491,778	-
Total Investments	$ 8,892,476	$ 7,995,211	$ 897,265	$ -

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Notes to Financial Statements
December 31, 2009 and 2008

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2008:
	Fair Value Measurements at December 31, 2008

		Quoted Market	Significant
		Prices in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds:
Large cap	$ 2,858,349	$ 2,858,349	$ -	$ -
Mid cap	375,368	375,368	-	-
Small cap	53,462	53,462	-	-
International	466,328	466,328	-	-
Blended fund	794,382	794,382	-	-
Income	189,760	189,760	-	-
Total mutual funds	4,737,649	-	-	-

Brown-Forman Corporation Class B common stock	840,592	840,592	-	-
Money market fund	532,888	-	532,888	-
Common collective trust fund	508,587	-	508,587	-

Total Investments	$ 6,619,716	$ 5,578,241	$ 1,041,475	$ -

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
Plan #016 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

[

		Description of Investment Including
Identity of Issue, Borrower,		Maturity Date, Rate of Interest,	Current
Lessor or Similar Party		Collateral, Par or Maturity Value	Value

	Janus Enterprise Fund	4,765 Mutual fund shares	$ 223,846
	PIMCO Total Return Fund	34,919 Mutual fund shares	377,126
	Royce Low Priced Stock Fund	5,574 Mutual fund shares	78,533
	Hartford Capital Appreciation	8,123 Mutual fund shares	297,530
*	Massachusetts Financial Services Value R4	36,662 Mutual fund shares	761,476
*	Fidelity Growth Company Fund	40,517 Mutual fund shares	2,794,880
*	Fidelity Low Priced Stock Fund/K	8,484 Mutual fund shares	271,049
*	Fidelity Diversified International Fund/K	21,628 Mutual fund shares	605,162
*	Fidelity Freedom Income	3,096 Mutual fund shares	33,254
*	Fidelity Freedom 2000	13 Mutual fund shares	148
*	Fidelity Freedom 2010	15,150 Mutual fund shares	189,528
*	Fidelity Freedom 2020	27,479 Mutual fund shares	344,865
*	Fidelity Freedom 2030	5,954 Mutual fund shares	73,773
*	Fidelity Freedom 2040	13,719 Mutual fund shares	98,227
*	Fidelity Freedom 2005	199 Mutual fund shares	1,997
*	Fidelity Freedom 2015	25,212 Mutual fund shares	262,707
*	Fidelity Freedom 2025	19,841 Mutual fund shares	206,149
*	Fidelity Freedom 2035	14,275 Mutual fund shares	146,462
*	Fidelity Freedom 2045	4,657 Mutual fund shares	39,442
*	Fidelity Freedom 2050	3,422 Mutual fund shares	28,573
*	Fidelity Money Market Trust
	Retirement Money Market Portfolio	387,241 Money market shares	387,241
*	Fidelity Managed Income Portfolio	500,923 Common collective trust fund units	500,923	**
*	Allegiant Mid Cap Value I	743 Mutual fund shares	7,993
*	Spartan International Index Fund	479 Mutual fund shares	16,008
*	Spartan Extended Market Index Fund	68 Mutual fund shares	2,054
*	Spartan U.S. Equity Index Fund	4,213 Mutual fund shares	166,136
*	Brown-Forman Corporation Stock Fund:
	Brown-Forman Corporation	18,075 Class B common stock shares	968,293
	Institutional Money Market Portfolio - Class 1	Money market deposit account, interest rate 0.47%	18,246
			$ 8,901,621

*	Party-in-interest to the Plan

**	This represents contract value for the Fidelity Managed Income Portfolio.
	At Fair Value this investment is $491,778.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees has duly caused this report to be signed by the undersigned thereunto duly authorized.

BROWN-FORMAN CORPORATION SAVINGS PLAN FOR COLLECTIVELY BARGAINED EMPLOYESS

June 25, 2010	By:	/s/ Lisa Steiner
Lisa Steiner
Member, Employee Benefits Committee (Plan Administrator) Senior Vice President, Chief Human Resources Officer Brown-Forman Corporation